Exhibit 99.1

Mercurity Fintech Announces Strategic Joint Venture to Expand into AI Hardware Intelligent Manufacturing and Support Liquid Cooling Solutions for World Leading AI Servers

New York, — Mercurity Fintech Holding Inc. (“Mercurity Fintech,” “the Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced the signing of a term sheet with a high-tech enterprise specialized in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts products for new energy vehicles and smart electronic devices. This collaboration aims to establish a strategic joint venture (the “JV”) in Hong Kong, focused on expanding into AI hardware intelligent manufacturing and supporting advanced cooling solutions for AI servers.

The term sheet sets forth the indicative material terms and conditions for the formation of the JV and is subject to the definitive agreements to be entered into by the parties. These terms are non-binding unless specifically stated otherwise, and the definitive agreements will include customary representations, warranties, and indemnifications for transactions of a similar nature and scale.

Key Highlights of the Joint Venture:

Expansion into AI Hardware Intelligent Manufacturing: The JV will focus on producing precision components and accessories tailored to the needs of global leaders in artificial intelligence, smart driving, and wearable technology, including leading AI server companies and technology companies. The JV’s establishment aligns with Mercurity Fintech’s strategic vision to diversify its business and enter the fast-growing AI hardware manufacturing sector.

Strategic Position with Cooling Systems: The JV aims to explore opportunities in advanced cooling solutions, which are critical for next-generation AI servers. Our JV partner has collaboration with the world leading AI server company, including recent requests to produce samples for liquid cooling projects, which highlights its proven capabilities in delivering advanced solutions.

Capital Contributions and Structure: The initial investment amounts to USD $9.8 million, with Mercurity Fintech holding a 51% stake. This financial commitment underscores both parties’ confidence in the potential of the partnership.

Global Reach and Manufacturing Excellence: The JV envisions establishing a manufacturing hub to streamline operations and ensure the delivery of high-quality products to clients worldwide.

Enhanced Product Offering: In addition to liquid cooling systems, the JV will explore opportunities to manufacture sub-assemblies and precision parts for next-generation AI, automotive, and wearable technologies, diversifying its product portfolio and solidifying its market presence.

The joint venture will leverage the collaboration with the world leading AI server company to align with the increasing demand for efficient cooling technologies essential for advanced AI servers. Harnessing MFH’s capabilities in international marketing and technological innovation, the JV is positioned to capitalize on growth opportunities across AI, automotive, and wearable technology markets. Its commitment to research and development ensures that the JV will deliver innovative, high-quality solutions tailored to meet evolving industry needs.

Shi Qiu, CEO of Mercurity Fintech, commented:

“This partnership represents a pivotal moment for Mercurity Fintech as we expand our business scope into the thriving AI hardware intelligent manufacturing sector. By combining our partner’s unparalleled expertise in precision engineering with Mercurity Fintech’s technological and operational acumen, we are poised to create a unique value proposition for global technology companies. Our JV partner’s collaboration with the world leading AI server company underscores the immense potential of this venture and our shared commitment to innovation.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and digital consultation across North America and the Asia-Pacific region. Our focus is on delivering innovative financial solutions while adhering to principles of compliance, professionalism, and operational efficiency. Our aim is to contribute to the evolution of digital finance by providing secure and innovative financial services to individuals and businesses. And our dedication to compliance, professionalism, and operational excellence ensures that we remain a trusted partner in the rapidly transforming financial landscape. For more information, please visit the Company’s website at https://mercurityfintech.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com